EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

07026375

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 501/2007

SEC MAIL RECEIVED PROCESSING
AUG 2 1 2007
WASH, D.C. 200 SECTION

August 21, 2007

SEC MAIL RECEIVED PROCESSING
WASH, D.C. 200 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
SEP 1 8 2007
THOMSON
FINANCIAL

Yours sincerely,

Adit Laixuthai
Aug 21, 07

dlw 9/14

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary Statement of Assets and Liabilities [1/]

As at 31 July 2007

Assets	Baht	Liabilities	Baht
Cash	25,143,523,994.02	Deposits	792,996,507,817.66
Interbank and money market items	199,797,955,620.92	Interbank and money market items	18,303,646,000.09
Securities purchased under resale agreements	2,300,000,000.00	Liabilities payable on demand	8,205,789,362.67
Investments in securities, net	102,552,086,909.50	Securities sold under repurchase agreements	
(with obligations 8,953,711,686.78 Baht)		Borrowings	69,517,384,700.95
Credit advances (net of allowance for doubtful accounts)	673,940,812,596.99	Bank's liabilities under acceptances	1,550,522,426.35
Accrued interest receivables	1,579,226,209.65	Other liabilities	26,000,977,740.31
Properties foreclosed	11,167,427,446.01	Total liabilities	905,975,027,154.03
Customers' liabilities under acceptances	1,550,522,426.35		
Premises and equipment, net	23,023,826,934.06	**Shareholders'equity**	
Other assets	26,296,208,393.89	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,879,693,130.00
		Reserves and net profit after appropriation	51,810,849,684.94
		Other reserves and profit and loss account	20,588,824,624.61
		Total shareholders' equity	96,279,361,439.55
Total Assets	1,002,254,388,593.58	Total Liabilities and Shareholders' Equity	1,002,254,388,593.58
Customers' liabilities under unmatured bills	5,696,628,096.09	Bank's liabilities under unmatured bills	5,696,628,096.09
Total	1,007,951,016,689.67	Total	1,007,951,016,689.67

	Baht
Non-Performing Loans 2/(net) as at 30 June 2007 (Quarterly)	20,816,406,340.17
(3.06% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 30 June 2007 (Quarterly)	23,349,732,374.15
Actual allowance for doubtful accounts	29,881,554,147.11
Loans to related parties	23,371,019,616.08
Loans to related asset management companies	5,450,000,000.00
Loans to related parties due to debt restructuring	1,058,071,291.88
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	104,756,975,816.26
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	749,302,974.22
Letters of credit	16,007,529,584.56

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 30 June 2007 (Quarterly) 39,862,197,335.13

(5.69% of total loans before allowance for doubtful accounts)

END